

August 5, 2014

Via E-mail
Laine Goldstein, CFO
Take-Two Interactive Software, Inc.
622 Broadway
New York, New York 10012

Re: **Take-Two Interactive Software, Inc.**
              Form 10-K for the Fiscal Year Ended March 31, 2014
              Filed May 14, 2014
              File No. 001-34003

Dear Ms. Goldstein:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Notes to the Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Concentration of Credit Risk and Accounts Receivable, page 75

1.   We note your disclosure that "customers that individually accounted for more than 10% of [y]our gross accounts receivable balance comprised 59.8% and 30.5%" of accounts receivable as of March 31, 2014 and 2013, respectively. Please tell us what consideration was given to separately disclosing the amount of accounts receivable related to each individually significant customer. Refer to ASC 275-10-50-18(a).

Revenue Recognition, page 78

2.   We note your disclosure indicating that "when software products provide online functionality that has a more-than-inconsequential separate service deliverable, [you] recognize the software-related revenues and the related cost of sales ratably over the estimated service period of the title." Please tell us what titles you consider to have a more-than-inconsequential online functionality and tell us the estimated service periods over which you recognize revenues related to each title. In this regard, we note in your most recent earnings call on May 13, 2014 that more than 70% of those who played Grand Theft Auto V while connected to the Internet played Grand Theft Auto online and that online play by fans of your basketball franchise grew significantly with the release of NBA 2K14.

Note 10. Long-Term Debt, page 88

3.   With regard to the 1.75% convertible notes due 2016 and the 1% convertible notes due 2018, please tell us what consideration was given to disclosing the amounts by which the instruments' if-converted values exceed the principal amounts. Refer to ASC 470-20-50-5(c).

Exhibits

4.   We note your disclosure that Sony, Microsoft, and Nintendo accounted for 91.4% of revenue by product platform and your disclosure in the risk factor beginning on page 16 that termination of any licensing agreements with Sony, Microsoft, or Nintendo could seriously hurt your business and prospects. While you have filed the agreements related to your relationships with Sony and Microsoft, you have not filed any of your agreements with Nintendo to which you may be substantially dependent. Please file such agreements, or provide us with your analysis of why you are not required to do so. We refer you to Item 601(b)(10) of Regulation S-K.

Exhibit 10.30

5.   Your exhibit index is marked to indicate that portions of exhibit 10.30 have been omitted pursuant to a grant of confidential treatment. It appears, however, that the order granting confidential treatment to this exhibit expired on December 31, 2011. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief